Exhibit 1

For Immediate Release	1 April 2010

Director’s Dealing

WPP plc ("WPP")

WPP was notified yesterday under Rule DTR 3.1 of the Disclosure and Transparency Rules that on 31 March 2010, Sir Martin Sorrell gifted 147,883 ordinary shares in WPP to the JMMRJ Charitable Foundation, which has been established to provide benefits for educational institutions, cancer research and to make grants for general charitable purposes.

Following this gift, Sir Martin and his family interests are interested in or have rights in 16,857,601 shares representing 1.343% of the issued share capital of WPP.

Following this gift, the JMMRJ Charitable Foundation is interested in 541,936 shares, representing 0.043% of the issued share capital of WPP.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204